UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 6
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)
Welsh, Carson, Anderson & Stowe X, L.P. WCAS X Associates LLC 320 Park Avenue, Suite 2500 New York, NY 10022 Attn: Jonathan M. Rather Tel: (212) 893-9500
(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS		Welsh, Carson, Anderson & Stowe X, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,999,200*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,999,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,999,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.5%
14	TYPE OF REPORTING PERSON:		PN
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSONS	WCAS X Associates LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,999,200*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,999,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,999,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	OO

This page reflects beneficial ownership by WCAS X Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe X, L.P.
_____________________
*   By virtue of certain provisions of the Voting Agreement described in Item 4 below, CVS Caremark Corporation may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed on October 1, 2007 by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), WCAS IX Associates LLC, a Delaware limited liability company (“WCAS IX Associates”), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS X Associates LLC, a Delaware limited liability company (“WCAS X Associates”), with the Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (the “Company”), Amendment No. 1 thereto filed on March 12, 2008, Amendment No. 2 thereto filed on May 2, 2008, Amendment No. 3 thereto filed on December 15, 2008, Amendment No. 4 thereto filed on October 9, 2009 and Amendment No. 5 thereto filed on November 13, 2009, which disclosed that WCAS IX and WCAS IX Associates no longer own shares of Common Stock (as so amended, the “Schedule 13D”). WCAS X and WCAS X Associates (the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons has entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Schedule 13D filed by the Reporting Persons on October 1, 2007, pursuant to which the Reporting Persons agreed that the Schedule 13D and all subsequent amendments thereto may be filed jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D filed by WCAS IX, WCAS IX Associates and the Reporting Persons on October 1, 2007.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 is hereby supplemented by adding the following:

On December 30, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CVS Caremark Corporation (“CVS”) and Ulysses Merger Sub, LLC (“Merger Sub”), pursuant to which CVS will acquire the Company through the merger of Merger Sub with and into the Company (the “Merger”).  Immediately prior to the Merger, the Company’s Medicare Advantage and Traditional Insurance businesses, together with all other assets and liabilities not related to its Medicare Prescription Drug Business, will be transferred to a newly formed public company (“Newco”) that will be split off and distributed to Company shareholders concurrently with the Merger.  At the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares owned by CVS, the Company or their respective subsidiaries, will be converted into the right to receive (i) shares of Newco common stock and (ii) the Per Share Merger Consideration (as defined in the Merger Agreement), without interest, as more fully set forth in the Merger Agreement.  The Merger Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, WCAS X (the “Stockholder”) entered into a Voting Agreement with CVS (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Stockholder agreed, among other things, subject to the terms and conditions of the Voting Agreement, to vote all Covered Shares (as defined in the Voting Agreement) (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement and the Split-Off Agreements (as defined in the Merger Agreement), (iii) against any action or agreement that would result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or the Split-Off Agreements, or of the Stockholder contained in the Voting Agreement, and (iv) against any Takeover Proposal (as defined in the Merger Agreement); provided that if, in response to a Superior Proposal (as defined in the Merger Agreement) received by the Board of Directors of the Company (the “Company Board”) after the date of the Voting Agreement, the Company Board makes a Company Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement, the number of the Stockholder’s Covered Shares that are subject to the Voting Agreement shall be reduced (on a pro rata basis with each other shareholder of the Company who executed a similar voting agreement in connection with the Merger and the transactions contemplated thereby (the “Other Voting Agreements”)) to the extent necessary in order that the aggregate number of Covered Shares subject to the Voting Agreement, together with all other voting securities of the Company subject to the Other Voting Agreements, represents no more than 45% of the voting securities of the Company outstanding at the time of such vote or written consent and entitled to so vote or consent. In addition, the Voting Agreement shall not require the Stockholder to vote or consent in favor of the Merger Agreement or any of the transactions contemplated thereby, to the extent that the Merger Agreement or any Split-Off Agreement (i) has been amended or waived to reduce the Per Share Merger Consideration or the Closing Consideration (each as defined in the Merger Agreement) or (ii) has been amended or waived in a manner that is materially adverse, when considered in the aggregate together with other waivers or amendments, to the shareholders of the Company.

The Stockholder has agreed that, other than according to the terms of the Voting Agreement, it will not (i) grant any proxies or enter into any voting agreement, voting trust or similar agreement with respect to any of the Covered Shares or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Covered Shares during the term of the Voting Agreement.

The Stockholder has also agreed that it will not (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer with respect to a Takeover Proposal or, (ii) have any discussions (other than to state that the Stockholder is not permitted to have such discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract (as defined in the Merger Agreement) with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any agreement, understanding or arrangement relating to a Takeover Proposal, except to the extent the Company is permitted to take such actions pursuant to the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date of termination of the Merger Agreement in accordance with its terms.

Investors are encouraged to review the full terms and provisions of the Voting Agreement, which is filed as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)           The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 6 are incorporated herein by reference.

WCAS X is the beneficial owner of 6,999,200 shares of Common Stock, which constitutes approximately 9.5% of the Company’s outstanding shares of Common Stock. WCAS X and WCAS X Associates may be deemed to have shared power to vote and shared power to dispose of such 6,999,200 shares of Common Stock.

Patrick J. Welsh directly beneficially owns 110,084 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 85,358 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Bruce K. Anderson directly beneficially owns 110,084 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Robert A. Minicucci directly beneficially owns 110,192 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 33,325 shares of Common Stock and indirectly beneficially owns 4,482 shares of Common Stock held by deNicola Holdings, L.P., or in the aggregate less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 2,121 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 2,711 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 2,121 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean M. Traynor directly beneficially owns 12,981 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 16,863 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas Scully directly beneficially owns 135,880 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 321 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

WCAS Management Corporation directly beneficially owns 1,400 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement.

As previously described in the Schedule 13D, the Reporting Persons may have been or may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to that certain Stockholders’ Agreement of Universal American Corp., dated as of September 21, 2007, as amended (the “Stockholders’ Agreement”) and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 6,816,833 shares of Common Stock that certain affiliates of Perry Corp. (“Perry”) beneficially own based on representations contained in the Other Voting Agreement entered into by Perry, (ii) an aggregate 5,250,000 shares of Common Stock that Lee-Universal Holdings, LLC (“Lee”) beneficially own based on representations contained in the Other Voting Agreement entered into by Lee, (iii) an aggregate 20,244,402 shares of Common Stock that Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), and Capital Z Partners III, L.P. (“Cap Z III L.P.”) beneficially own based on representations contained in the Other Voting Agreement entered into by Cap Z Fund II, Cap Z III L.P. and Cap Z III L.P., and (iv) an aggregate 2,421,901 shares of Common Stock that Mr. Richard Barasch beneficially owns based on representations contained in the Other Voting Agreement entered into by Mr. Barasch.  Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 56% of the outstanding Common Stock, calculated based on a total of 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement.   Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (iv) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

(b)           The responses set forth on rows 7 through 10 of the cover pages of this Statement and Items 4 and 5(a) hereof are incorporated herein by reference. By virtue of certain provisions of the Voting Agreement described in Item 4, CVS may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Persons.  In addition, until any termination of the Voting Agreement in accordance with its terms, the Stockholder has agreed not to sell or transfer any of the Covered Shares, other than in respect of the Merger.  Subject to the restrictions set forth in the Voting Agreement, the Reporting Persons retain sole dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)           Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 30, 2010, the Reporting Persons entered into the Voting Agreement in connection with the execution of the Merger Agreement.  The terms of the Voting Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.

ITEM 7.                      MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Agreement and Plan of Merger, dated as of December 30, 2010, by and among Universal American Corp., CVS Caremark Corporation and Ulysses Merger Sub, LLC.
10.2	Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and the stockholders of Universal American Corp. party thereto.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ Jonathan Ratner
Managing Member

WCAS X Associates LLC

By:	/s/ Jonathan Ratner
Managing Member